United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale restructures its investments in power generation

Rio de Janeiro, December 19, 2013 - Vale SA (Vale) announces that it signed agreements with CEMIG Geração e Transmissão S.A. (CEMIG GT) to sell 49% of its 9% stake in Norte Energia S.A. (Norte Energia), the company responsible for the implementation, operation and exploration of the Belo Monte hydroelectric plant (Belo Monte), and the creation of a joint venture consisting of power generation assets.

Two distinct companies were created to hold projects and power generation assets. In the first company, Aliança Norte Energia Participações S/A (Aliança Norte Energia), Vale will hold a 51% stake, resulting from the transfer of its current 9% stake of the total capital of Norte Energia to Aliança Norte Energia and the subsequent sale of 49% of the capital of this company — equivalent to 4.41% of the total capital of Norte Energia — to CEMIG GT for approximately R$ 206 million. As a result, Vale will no longer have to guarantee part of the debt associated with the financing structure of the Belo Monte project.

The second company, Aliança Geração de Energia S/A, will be comprised of Vale’s and CEMIG GT’s stakes in the following hydroelectric power plants: Porto Estrela, Igarapava, Funil, Capim Branco I e II, Aimorés and Candonga. These plants have 1,158 MW of attributable installed capacity and assured energy of 652 average MW. Vale and CEMIG GT will hold 55% and 45%, respectively, of the total capital of this new company. Energy supply to Vale’s operations will be secured by long-term contract.

The transaction is subject to regulatory approvals and other customary precedent conditions in deals with similar characteristics. The final amounts of these transactions are subject to certain adjustments, in accordance with the terms and conditions established in the investment agreements.

The transaction is consistent with Vale’s strategy of maximizing value for shareholders, in that it reduces capital expenditures requirements on investments related to non-core assets and increases flexibility for managing these assets in the future.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: December 19, 2013		Roberto Castello Branco
Director of Investor Relations